Exhibit 4

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6

October 20, 2003	TSX-V Symbol: UVI

UNILENS ANNOUNCES US $3.2 MILLION EXTRAORDINARY

GAIN AMOUNTING TO US $.78 PER SHARE RESULTING FROM

SETTLEMENT OF LAWSUIT

LARGO, Fl., October 20, 2003 – Unilens Vision Inc. (TSX Venture Exchange Symbol: UVI) today announced the settlement of a lawsuit that was filed by Competitive Technologies Inc. (AMEX Symbol: CTT) against Unilens Vision Inc. and Unilens Corp.,USA the wholly owned operating subsidiary of Unilens Vision Inc.

As a result of the settlement agreement, Unilens will recognize a one time extraordinary gain in the quarter ending December 31, 2003 in the amount of approximately US $3.2 million resulting from the elimination of approximately US $3.2 million in short term debt. “We are pleased with the settlement agreement signed today”, said A.W.Vitale, Chairman, and Chief Executive Officer. “The agreement considerably strengthens our financial position and makes available the working capital necessary to achieve our Business Plan.”

Under the terms of the settlement agreement, all prior obligations of Unilens and its subsidiary to CTT have been irrevocably terminated in exchange for a US $1,250,000 non-interest bearing, secured installment obligation to CTT. The payment terms consist of US $100,000 cash at closing, with quarterly payments of US $100,000, beginning December 31, 2003, subject to increase should certain revenues of the Company increase. Any quarterly payment increase would accelerate payment of the obligation, but not increase it.

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp.,USA, manufactures, distributes, and markets specialty contact lenses under the C•Vue, Unilens, Sof-Form, and Lombart brands. Additional information about the company may be found on the Unilens Worldwide Web site at www.unilens.com.

The information contained in this news release, other than historical information, consists of forward looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.

For more information please contact:

Unilens Corp., USA, Largo FL. - (727) 544-2531

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.